
August 22, 2023

Leslie Yu
Chief Executive Officer
Quhuo Limited
3rd Floor, Block A, Tonghui Building , No. 1132 Huihe South Street
Chaoyang District Beijing 100020
The People's Republic of China

      Re: Quhuo Limited
           Form 20-F for the Fiscal Year Ended December 31, 2022
           File No. 001-39354

Dear Leslie Yu:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                  Sincerely,

                                  Division of Corporation Finance
                                  Disclosure Review Program

cc: Wei Wang